SO 3/16/04

[redacted]

04003517

UF 3-4-04

UNITED STATES
AND EXCHANGE COMMISSION
.ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Boulevard, Suite 100
(No. and Street)

Overland Park	Kansas	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maryann Lamb 913-345-2822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)

3130 Broadway	Kansas City, Missouri		64111
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 11-3-05

Maryann Lamb
Signature

Vice President
Title

Tara L. Schroeder
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

* * * * *

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

We have audited the accompanying balance sheet of Wealth Monitors, Inc., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

February 20, 2004

WEALTH MONITORS, INC.

Statement of Financial Condition

December 31, 2003

Assets		
Current assets:		
Cash and cash equivalents	$	382,044
Commissions receivable		41,372
Other receivables		3,317
Prepaid expense		8,111
Total current assets		434,844
Property, plant and equipment:		
Office furniture and equipment		62,019
Vehicles		8,077
Mailing list		17,751
Total property, plant and equipment		87,847
Less accumulated depreciation		80,371
Net property, plant and equipment		7,476
Other assets:		
Long-term marketable securities, at market (cost, $703,274)		809,433
Deposit		4,501
Total other assets		813,934
Total assets	$	1,256,254
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	3,394
Income taxes payable		11,387
Other payables		84,031
Total liabilities		98,812
Deferred income taxes		11,841
Stockholders' equity:		
Common stock, $0.01 par value		
Authorized - 1,000,000 shares		
Issued and outstanding - 200,000 shares		2,000
Additional paid-in capital		308,561
Retained earnings		835,040
Total stockholder's equity		1,145,601
Total liabilities and stockholders' equity	$	1,256,254

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statement of Income

For the Year Ended December 31, 2003

Revenue:		
Commissions income	$	1,259,519
Interest and dividends		6,251
Realized investment loss		(56,046)
Unrealized investment gain		341,840
Other		4,928
Total revenue		1,556,492
Expenses:		
Operating and administrative		1,185,689
Interest		7
Depreciation		8,250
Total expenses		1,193,946
Income before income taxes		362,546
Income taxes:		
Current		17,324
Deferred		11,841
Total income taxes		29,165
Net income	$	333,381

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2003

	Common Shares Issued and Outstanding		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balances at December 31, 2002	200,000	$	2,000	$	308,561	$	501,659	$	812,220
Net income							333,381		333,381
Balances at December 31, 2003	200,000	$	2,000	$	308,561	$	835,040	$	1,145,601

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2003

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during the year.

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	333,381
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		8,250
Realized investment losses		56,046
Deferred income taxes		11,841
Unrealized investment gains		(341,840)
Change in current assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		(13,941)
Other receivables		16,215
Prepaid expenses		44
Increase in:		
Accounts payable		1,316
Income taxes payable		11,387
Other payables		28,573
Net cash provided by operating activities		111,272
Cash flows from investing activities:		
Sale of securities		82,960
Purchase of securities		(287,777)
Purchase of fixed assets		(13,973)
Net cash used by investing activities		(218,790)
Net decrease in cash		(107,518)
Cash and cash equivalents at beginning of year		489,562
Cash and cash equivalents at end of year	$	382,044

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Notes to Financial Statements

December 31, 2003

1) Description of Business and Summary of Significant Accounting Policies

Description of Business
Wealth Monitors, Inc. (Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Long-term Marketable Securities
Marketable securities consist of various stock and mutual fund holdings, carried at market value. Unrealized gains or losses are included as part of revenue in the income statement.

Current and Deferred Income Taxes
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of long-term marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal Federal and state tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

2) **Income Taxes**

As of December 31, 2003, the Company has accumulated non-deducted realized losses on the sale of long-term marketable securities in the amount of approximately $65,000 and unrealized gains on long-term marketable securities held in the amount of approximately $106,000. The Company has recognized deferred income taxes on the excess unrealized gains, approximating $41,000, in the amount of $11,841.

3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $987,933, which was $887,933 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse require the maintenance of a minimum net capital balance of $150,000.

4) **Material Inadequacies**

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2003

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

Net Capital		
Total stockholder's equity	$	1,145,601
Ownership equity not allowable for net capital:		
Receivables		3,317
Property and equipment		7,476
Other assets		12,612
		1,122,196
Haircuts on investments		134,263
Net capital	$	987,933
Aggregate Indebtedness		
Total aggregate indebtedness	$	110,653
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	887,993
Ratio: aggregate indebtedness to net capital		.11 to 1

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2003

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2003)

Total ownership equity qualified for net capital per December 31, 2003, Part II A	$	1,184,269
Decrease in fixed assets		(19,728)
Increase in income tax payable		(18,940)
Total ownership equity qualified for net capital per December 31, 2003 audit report	$	1,145,601
Non-allowable assets per December 31, 2003 Part II A	$	49,071
Decrease in income tax receivable		(5,938)
Decrease in fixed assets		(19,728)
Non-allowable assets per December 31, 2003 audit report	$	23,405
Net capital, as reported in Company's Part II A	$	1,000,935
Increase in ownership equity qualified for net capital Per December 31, 2003 audit report		(13,002)
Net capital per December 31, 2003 audit report	$	987,933

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

February 20, 2004

WEALTH MONITORS, INC.
11225 College Boulevard • Suite 100 • Overland Park, KS 66210
(913) 345-2822 • FAX (913) 345-2978

February 26, 2004

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 188 SECTION

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

RE: Wealth Monitors, Inc.
CRD#15324
SEC File #8-32004

Dear Nick:

Our independent public accountant, J. E. Zieha, CPA, has personally been auditing our financials since 1990. She notified us in late December, 2003 that she was joining a new accounting firm, Prestia, Vick and Associates, LLC, 3130 Broadway, Kansas City, MO 64111. This new firm is licensed in the state of Kansas. Since she has always conducted our audits, we did not think it was necessary to notify the NASD or the SEC of a "replacement of accountant" according to Reg. 240.17a-5. There have been no problems relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or compliance with applicable rules of the Commission during the last 24 months.

If you have any questions concerning this letter, please contact the undersigned.

Sincerely,

Wealth Monitors, Inc.

Maryann Lamb
Vice President

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

February 19, 2004

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C.
188 SECTION

Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

Dear Sirs,

This is to inform you that I have been performing the annual independent audit of Wealth Monitors, Inc. for a number of years. Most recently I practiced as a sole practitioner under the name of J. E. ZIEHA, CPA. I recently have moved my practice to the certified public accountants' firm of Prestia Vick & Associates, LLC and am continuing to provide services to my clients under this name.

Please let me know if there is any additional information you may need.

Sincerely,

Jane E. Zieha

Jane E. Zieha